NEWS RELEASE

North American Palladium Announces C$35 Million Financing of Flow-Through Shares

Toronto, Ontario, April 11, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today entered into an agreement with a syndicate of underwriters co-led by Scotia Capital Inc. and RBC Capital Markets under which they have agreed to act as agents to sell 11,300,000 flow-through shares (the "Flow-Through Shares") of NAP on a guaranteed basis at a price of C$3.10 per Flow-Through Share (the "Offering") for total proceeds of $35,030,000.

The proceeds from the Offering will be used for eligible exploration activities and mine expansion expenditures at its Lac des Iles palladium mine and property in Ontario that constitute “Canadian exploration expense” as defined in the Income Tax Act (Canada). The Offering is subject to the approval of the TSX and the NYSE Amex and is expected to close on or about April 30, 2012.

The Flow-Through Shares will be offered in all provinces of Canada by way of a short form prospectus of North American Palladium Ltd. The Flow-Through Shares will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States. This press release does not constitute an offer to sell the Flow-Through Shares in the United States.

Forward-Looking Information

Certain information in this news release relating to North American Palladium Ltd. is forward looking and related to anticipated events and strategies. When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing.

Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Neither the TSX nor the NYSE Amex accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com